Exhibit 99.1

Sapiens DECISION Announces Planned Analytics Component

The Sapiens DECISION Suite roadmap includes an advanced analytics component that will drive digital insights for organizations across industries

North Atlanta, Georgia – September 15, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today at its Sapiens Client Conference 2016 event that the Sapiens DECISION Suite roadmap includes a DECISION Analytics component.

“Sapiens DECISION plans to expand upon our existing capabilities by introducing a pre-integrated component called ‘DECISION Analytics’ to the Sapiens DECISION suite within the coming year,” said Rami Doron, managing director, Sapiens DECISION. “Our vision is to deliver not only a consistent set of analytics tools, but also choice and linkages from leading third-party analytics providers into our suite. Key capabilities we are investing in include descriptive, forensics, simulation and optimization capabilities.”

This will be the next step in Sapiens DECISION’s natural evolution. Sapiens DECISION Manager laid the foundation for the discovery, validation, testing and execution of structured logic to manage applications and systems. Sapiens DECISION InfoHub added powerful data virtualization, integration and mapping capabilities to bring all relevant data to the DECISION Manager Suite in a faster, more efficient manner. And DECISION Analytics will signal the next frontier of Decision Management: the ability to predict, report and prescribe in advance, and against, decision execution results.

“The planned advanced analytics and auditability capabilities will enable our clients across all industries to proactively improve processes, adjust logic and recommend actions, which will drive digital insights and eventual transformation,” said Kramer Reeves, vice president of product marketing at Sapiens DECISION.

The suite will offer common representation of all execution data and results, so that advanced analytics can be applied to generate insights on the impact of the business logic on an application, system or set of systems.

Sapiens DECISION has launched a customer partnership program for DECISION Analytics and encourages users to join the program to guide the component’s development and prioritization.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com